Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges
Omnicare, Inc. and Subsidiary Companies
(in thousands, except ratio)
Unaudited

	Three months ended				Six months ended
	June 30,				June 30,

	2006		2005		2006		2005

Income before income taxes(1)	$44,149		$98,503		$130,896		$191,300
Add fixed charges:
Interest expense	41,082		19,295		81,514		38,041
Amortization of debt expense	1,987		1,144		3,967		2,317
Interest portion of rent expense	5,470		4,125		11,199		8,503

Adjusted income(1)	$92,688		$123,067		$227,576		$240,161

Fixed charges:
Interest expense	$41,082		$19,295		$81,514		$38,041
Amortization of debt expense	1,987		1,144		3,967		2,317
Interest portion of rent expense	5,470		4,125		11,199		8,503

Fixed charges	$48,539		$24,564		$96,680		$48,861

Ratio of earnings to fixed charges(2)	1.9	x	5.0	x	2.4	x	4.9	x

(1) Includes the following pretax charges:

	Three months ended				Six months ended
	June 30,				June 30,

	2006		2005		2006		2005

Restructuring and other related charges (a)	11,889		—		19,602		—
Litigation charges (b)	74,832		—		108,932		—

	(a)	See the “Restructuring and Other Related Charges” note of the Notes to the Consolidated Financial Statements.

	(b)	See the “Subsequent Events” and “Commitments and Contingencies” notes of the Notes to the Consolidated Financial Statements.

(2)

The ratio of earnings to fixed charges has been computed by adding income before income taxes and fixed charges to derive adjusted income, and dividing adjusted income by fixed charges. Fixed charges consist of interest expense on debt (including the amortization of debt expense) and one- third (the proportion deemed representative of the interest portion) of rent expense.